Exhibit 99.1

IPA Provides Update on Growth Strategy and Recent Share Price Movement

VICTORIA, British Columbia--(BUSINESS WIRE)--October 23, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) ("IPA" or the "Company"), an AI-driven biotherapeutic research and technology company wishes to provide an update on its overall growth strategy, particularly in light of recent market developments.

IPA remains committed to expanding its contract research organization (CRO) capabilities and leveraging technology to drive innovation and efficiency. The pioneering work at IPA’s subsidiary, BioStrand, reinforces IPA’s commitment to investing in cutting-edge biotechnology solutions to support its business partners in their quest to discover and develop novel biologics against the most challenging targets.

IPA provides highly specialized full-service antibody discovery, development and through a BioStrand’s integrated platform, designed to enhance customers' drug discovery and development, has begun its limited release through a phased rollout strategy spanning the coming year. The Company is currently charging as a fee-for-service with a planned roll-up to a Software as a Service (SaaS) offering. This approach is designed to ensure a seamless integration into its existing customer offerings, while allowing the Company to gather valuable feedback from customers for further development and optimization to support its goal of profitable growth.

Along with its commitment and investment in the complementary BioStrand platform, IPA continues to grow its core business of being the #1 globally ranked antibody discovery Contract Research Organization (CRO) with 95% of top 20 pharma as clients. The IPA strategy of providing highly specialized full-service antibody discovery and development, while gaining a competitive edge for profitable growth through technology and scale, continues to pay off.

IPA’s first quarter fiscal year 2024, which ended July 31, 2023, reported a record 21.3% increase in revenue compared to the same period last year, but also witnessed IPA’s protein manufacturing facility leverage its expanded capabilities, marking an impressive 44.0% growth year over year. In addition, as a testament to a focus on shareholder value, IPA achieved a reduced quarterly burn to $1.6 million Canadian dollars. IPA’s focus on operational optimization while continuing to invest in sustainable growth continues in fiscal 2024.

IPA does not believe the recent drop in stock price matches the value creation it is building with its growth strategy. “Based on the current trajectory of customer orders, we are optimistic about the future and anticipate sustained growth. In tandem with this, we have initiated measures to further optimize our expense base, ensuring we continue on a path of financial prudence and growth,” concluded Dr. Jennifer Bath, Chief Executive Officer of IPA.

“We understand the importance of transparent and timely communication with our shareholders. As such, we are eager to delve deeper into our performance, future plans including ongoing advancements with our subsidiaries BioStrand and Talem, and address queries you might have during our upcoming 2Q earnings call,” added Dr. Bath. “Your trust and investment in IPA are deeply valued. We remain committed to driving value for all our shareholders and stakeholders and thank you for your continued support."

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modeling, and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Contacts

Investors: investors@ipatherapeutics.com